Filed by Twenty One Capital, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Twenty One Capital, Inc.

Commission File No. 333-290246

Date: November 19, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (“CEP”), a Cayman Islands exempted company, and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company (“Twenty One”), Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

On November 18, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, conducted an interview with Kitco News and a portion of the transcript is below.

Transcript of Jack Mallers Interview with Kitco News, Hosted by Jeremy Szafron, found on YouTube, published November 19, 2025

Jeremy Szafron: I want to hit on another story because corporate treasuries are under a lot of stress. Michael Saylor’s 10% Euro denominated series A preferred stock was sold at 80 cents on the Euro two weeks ago trades around 78. Strategy just bought, what was it, 835 million dollars worth of Bitcoin in the last seven days, all funded by that issue. How much stress is that putting on this Bitcoin treasury model?

Jack Mallers: Yea, I mean so, I’m the co-founder and CEO of Twenty One. We expect to be approved shortly on a public stock exchange, where we can list the stock publicly. Part of the reason in why we founded the company is we feel like we can represent Bitcoin slightly differently in the capital markets. We look at the spectrum of maybe on the far one side there is the Strategy which is a self-described as a treasury company that does lots of financial engineering, and then on the other side of the spectrum maybe there’s a Coinbase which builds cash flow, for-profit products that then they use to give investors exposure to Bitcoin. We think we can live somewhere in the middle where we are not as sold on these preferred equities. We don’t totally understand, why if we are a company and we buy Bitcoin, that Bitcoin would be worth twice as much on our balance sheet as if it was on an individual’s checking Fidelity account. So we’re going to live in this middle ground where we’re going to build financial products and turn profit and have loads of cash flow whilst also optimizing to be capitalized on Bitcoin as a treasury business.

So my opinion on the preferreds is, I think they add a lot of leverage and a lot of pressure to the MNAV itself because if you are signing yourself up for financial obligations in the future, like you owe the world, you owe any in the world 10.5% forever on any amount of money that they want, well the only two ways you can finance that if you don’t have cash flow is either through selling your equity or the Bitcoin that you have on the balance sheet. For us, it’s always been dubious. How do you not put an immense amount of pressure on the MNAV? Because you’re effectively adding leverage to the MNAV. You’re saying that the MNAV is implied to have a substantial premium which makes that dilutions worth it. But if that’s not the case, then you have to start selling your Bitcoin.

Our opinion has always been that’s not where we want to live. We don’t consider ourselves a treasury company for that reason. We want to be a combination of the best parts of Coinbase and the best parts of MicroStrategy. I think the market is flushing out and figuring out what exactly are these things and how do we price these securities, because clearly the market doesn’t agree with the fact that there’s a deserving MNAV and that leverage on top of the MNAV needs to be realized as true. That MNAV has fallen to one or sometimes below one. The question is if you have all sorts of really expensive financial obligations in the future, how are you going to finance that?

We want to be the Bitcoin company in the capital markets that can explore leverage, can explore a treasury business, but afford it with cash flow as opposed to things like dilution or having to sell Bitcoin off our balance sheet. But we’ll see. Obviously Michael has been a pioneer in the space and maybe he can figure some things out. He’s a self-described financial engineer. But to date, I think that’s what the market’s figuring out. There’s a lot of pressure on these MNAVs because there’s future financial liabilities that rely on them to get paid.

Jeremy Szafron: So to be clear, Jack, you’re saying Strategy’s model depends on perpetual leverage while Twenty One’s model depends on perpetual accumulation because those are two very different philosophies.

Jack Mallers: Yeah. I think, you know, this could sound extreme or sound like a dig, but it’s not. We want to be the treasury company that can afford it, right? If you look at Tether and myself and our leadership team, so I co-founded the business with Tether. Our largest outside investor is SoftBank. We have what it takes to build massive cash generating businesses within the industry. Strike is one of the most profitable per employee Bitcoin companies in the world. Tether’s probably the most profitable per employee company period in the history of mankind. So we have lots of ideas and lots of future plans to build cash flow within the market that gives investors an ability to participate in Bitcoin’s story through an operating business.

Conversely, we’re already the third largest corporate holder of Bitcoin. We will be able to add to that position substantially once we’re approved. And we want to be the largest holder of Bitcoin. We think we can take the best of what Strategy is, which is a large Bitcoin holder and ability to accumulate, whether it’s through monetizing volatility, cheap cost of capital, access to the capital markets, and the best of someone like Coinbase, which is a first mover and a leader within the industries they focus, which Tether and I have been in our careers.

So that’s us. We do not necessarily want to add leverage to something like our MNAV. We do not want to add leverage to our common equity necessarily. That puts a lot of pressure on future dilution and shareholders to have to finance, you know we do not want new investors being responsible to finance existing preferred owners necessarily, unless we’re missing something, and if we are we’re going to copy Michael Saylor. But so far we’re watching closely and have more of a directional focus on optimizing for cash flows that would finance something like convertible bonds that we would raise in the future.

Jeremy Szafron: That’s interesting. Yeah. I was talking to somebody this past weekend and they said, are these corporate treasury companies just turning into leveraged Bitcoin ETFs?

Jack Mallers: Yeah. But the interesting thing about that question is there are leveraged Bitcoin ETFs. If you want to leverage a Bitcoin ETF, you can do that on your own. So the question is, at Twenty One, what can we provide the market that others can’t? I think the very obvious answer is not everyone is Tether, not everyone has been in Bitcoin 13 years, not everyone has founded Strike and not everyone is SoftBank. We plan to provide, our goal has always been, be the best way to participate in Bitcoin’s story in the capital markets. We think we can bring both blue chip credibility and startup upside to the capital markets. We feel as if that was missing.

Coinbase, we don’t think is a Bitcoin company. We think they’re a crypto company. And Strategy does not have Bitcoin native cash flow, does not build Bitcoin products and is relying on, as far as I can tell, and again I know I’m going to get all sorts of stuff from Strategy shareholders and it’s not my intention but I’m just trying to build a delineation of being levered with expectations of financing it through common equity or through Bitcoin sales versus being able to build a business alongside it that can optimize in being levered and being more aggressive in Bitcoin exposure. That’s where we want to live.

Jeremy Szafron: Would Twenty One ever issue debt or preferred stock the way Strategy kind of just did or are you trying to build the first sustainable Bitcoin treasury model, not that leveraged one?

Jack Mallers: So we’ve already raised a convertible bond instrument. That’s certainly within the reigns and I would say we have a culture, never say never, right? Part of our culture not only at Twenty One and Strike but also in Bitcoin is stay humble and stack sats. Within Bitcoin you’re not the main character, you’re not the all-knower of the universe. Learn. Listen. So we’re watching the industry but I would say as of right now, these preferred equities, owing 12% forever, that’s a really expensive bill to pay, especially if I have to pay it through dilution or through my Bitcoin holdings. Obviously the math works out if Bitcoin’s compounding at a higher number, but we’re sitting patient. Launching a preferred equity will not be our first product once we’re approved. I can say that confidently.

Jeremy Szafron: You touched base on one of your partners, Tether, and I just want to bring in something that’s developing quickly because it touches your world directly. Tether, which was publicly listed as one of the strategic backers of Twenty One, has spent the last six months making a surprise push into the gold royalty sector. They took a stake in Elemental Altus back in June. They helped EMX royalty merger in September. October, they went into Gold Royalty and Matella. Some analysts are calling it a hard money land grab. Others say Tether is trying to control the business of gold, not just hold it. What do you make of this? Why is the world’s largest stablecoin operator suddenly consolidating the precious metals royalty space?

Jack Mallers: Yea, so I first just want to give a disclaimer. Tether are some of my oldest friends in the space. I obviously spend a ton of time with them. I was just with them in Miami and before that in Switzerland, so they’re my friends, but I’m not employed by Tether and I don’t speak for Tether. So I will speak as an independent buddy that has his own opinions, but I need to disclaim. This is not, I’m not representing them to be clear. I can’t have a news headline like “Jack says Tether’s going to do this.”

But my opinion is, they have this tagline which I think says a lot about who they believe themselves to be, which is “Tether, the stable company, not just the stable coin.” The way that I would, my opinion on Tether is that on one side of the world you have AI and folks like Sam Altman that is effectively saying we’re going to be so good at AI that we’re going to solve all the world’s problems. We’re going to grow our way out of the debt. We’re going to solve intelligence for everybody. We’re gonna live in a world where nobody even needs to think about money. I think that sounds like a lot of hyperbole. If Sam is able to achieve that, God bless him. That’s unbelievable. But what if he doesn’t? What if we are living through a sovereign debt crisis? What if we are entering a multipolar world? What if neutral reserve assets are going to be repriced? What if the world is looking for a more reliable bank? Not the Federal Reserve, not the European Central Bank, not the PBOC.

I think Tether’s building for that world, which is just a more practical, reasonable, logical world, which is, okay, we’re going to capitalize our business on neutral reserve assets. We’re going to be better at EBITDA and profits and employment and efficiency. We’re going to focus on technology. That’s kind of the way I see, both these companies are private, OpenAI and Tether. They’re both worth $500 billion, supposedly. One though, is massively unprofitable and is aiming to pull off something that’s perceived to be physically impossible, which is solve all the world’s problems in a record amount of time. And the other is massively profitable and operating fairly logically.

So I think their entrance into gold, I mean, listen, Jeremy, I would say, is it impossible that the Tether dollar is valued more than a US dollar in a future state if the US dollar goes through a serious currency crisis? Because Tether has one of the largest holdings of gold and one of the largest holdings of Bitcoin in the world. I mean, if you are someone in Nigeria, who would you rather trust? I think they’re building a Fort Knox of sorts, like a modern-day Fort Knox, a stable company that if the world isn’t going to be magically solved by a bunch of AI wizards in San Francisco, that they can provide stability and banking to the world and technology to navigate our way into this new era.

Jeremy Szafron: Yeah, that’s interesting. Because if the world is looking for something better and Tether is positioning itself as a reliable backbone, that also concentrates an enormous amount of power and risk into one private entity. Does that worry you at all? That we might just be swapping one form of centralized fragility for another, only this time under the banner of crypto or stablecoins?

Jack Mallers: No. No. Because I guess what other way would you want to have it? Ultimately, Tether is governed by Bitcoin and gold, right? Tether can’t print a bunch of Bitcoin. Tether can’t print a bunch of gold. So ultimately, I think where humans belong is being governed by mother nature and the natural laws of the universe. But if we’re going to go a level down, Tether won the free market. There’s been plenty of stablecoins. There’s been plenty. And trust me, as their friends, I know they have been harassed, ridiculed, lied about, constantly. But customers elected their approach, their product, their leadership team, their brand. And so they’ve won the free market.

So I guess my rebuttal to that would be a question of well what else? What do you guys want? Would you guys rather have a government in a nation state? Would you rather have a big tech company? This is a business that has been built on product market fit, cash flows, and a vision. So I don’t know if not for a private business, who would I rather have? I’d certainly rather have a private business. They seem way more efficient than a government. But within the private sector, do we need to elect, do they have to be public? Do they have to be from America? I don’t believe so. I fundamentally believe in free markets and they’ve won a grueling free market. So I think they deserve it. And if people don’t want to use their product, they shouldn’t. No one’s ever put a gun to anyone’s head and said you have to use USDT. So, I don’t know. That’s my opinion.

Jeremy Szafron: That makes sense. I mean, listen, and again, I’m not going to put a headline on this piece saying, you know, Jack Mallers said, but you’re close to this. These are your buddies. I mean internally do you see Tether’s long-term vision as (a), making the dollar more usable, is it (b), making Bitcoin more usable, or is it (c), kind of quietly building the rails for a post-dollar system altogether? Because if Tether succeeds in becoming the reliable layer the world trusts, what does that make Bitcoin in that architecture? Is it the engine, is it the collateral, or is it just another asset riding on the top?

Jack Mallers: Yeah, I mean I think that the world needs to recollateralize entirely, right? Right now we’re collateralizing against sovereign debt and we’re in a sovereign debt crisis. So depending on where you are in the world and who you are, you’re recollateralizing on gold or you’re recollateralizing on Bitcoin. I think Tether is doing exactly that.

They have these three products, right? They have tons of Bitcoin products and they are a Bitcoin leader. They also now have gold products. So Tether Gold is really interesting to me because they’ve used their stablecoin technology to tokenize gold and it’s seeing meaningful adoption and I think that product can be used to settle commodity trade between sovereigns. I think that product could be used for people that are sick of the dollar being debased.

Then they have USDT which is the savings account for 500 million people in emerging markets. So I think each of these products serve very different customer cohorts. Tether Gold and their gold positioning I think is serving maybe a lot of the eastern side of the world. The people that are remonetizing gold and are doing, there’s a lot of commodity settlement now in gold. If you wanted to tokenize gold and digitize gold and do digital payments with gold and settle commodity trade, I think Tether’s going after that market potentially.

You have the Bitcoin market which is dominated historically by the West. These are net producers to society. There’s a massive wealth transfer going on. It’s where the wealth exists primarily in the United States of America and it’s certainly transferring into Bitcoin which is now a $2 trillion asset. That’s Tether and I entrance into the capital markets. I think focusing on Bitcoin, serving Bitcoin, being able to build Bitcoin cash flow, a large treasury.

And then the last is USDT. There’s half the world that is living through extreme hyperinflation, living within some authoritarian regime where money is used to abuse them, and that product is extremely popular because if it’s a question between the Turkish Lira, the Nigerian Naira and the dollar, the dollar wins every day of the week.

In 20, 30, 40 years, I personally believe Bitcoin wins out and I know Paulo, the CEO of Tether, has been very public in saying that as well. But as CEOs we have to build for today and for what customers want now. It’s, if there’s an island out 50 years from now where Bitcoin solves everyone’s problems but we’re on an island right now where people have loads of problems and if you just focus on the 50-year island then you leave them stranded and you don’t connect and build a bridge. And so a lot of the tools that we’re building is bridging people to a better future.

Even at Twenty One, we’re building a bridge that’s walking people from a distressed world to a more prosperous world. We’re building the bridge, standing right in the middle of the bridge, and we’re saying, “This thing’s not going to break. It’s stable. You can walk on it. Bitcoin works.” So anyways, I think we share in that vision and that mission together.

Jeremy Szafron: Yeah. Okay. I mean, I could continue to ask you on the Tether stuff, but I’ll get Paulo on the show and leave you alone on this. You just brought up your company here talking about launching with over 42,000 Bitcoin, right? I mean, Twenty One, what are you around 43,500 plus right now?

Jack Mallers: Yeah, 43,514 and some change.

Jeremy Szafron: So I mean the strength question our audience cares about. Are you buying this dip and at what scale?

Jack Mallers: Well we would like to be approved to engage in some financing. So right now we’ve submitted our final updates to our S-4. We have a shareholder vote that’s scheduled for December 3rd. So we, fingers crossed, get approved and able to list the stock on a stock exchange publicly. And then yes, then we’re in the game. Put me in coach, I’m ready to play. But for right now, we’re pencils down and working with the SEC on the approval of the transaction.

Jeremy Szafron: And on the psychology of this market, I mean, you’ve probably been blown up. Everyone’s questioning what’s going on. Do you feel a responsibility to act during these market stress periods or do you kind of follow a fixed strategy?

Jack Mallers: No, I think it gets really complicated the more variables you include in the pot. I like to keep things simple. The liquidity situation within the United States has been convoluted. Risk assets are going to respond to that. Bitcoin is going to respond the most because that’s what it’s designed to do. Liquidity is going to come back. It has to or else the world’s going to fall apart. Bitcoin wins in that version of reality as well. Well, it just involves a lot more pain. But no, the United States is defaulting silently via inflation and Bitcoin will be the best expression of that as well to the upside.

So, why I think cash flow generating businesses are so important is focus on building value for those around you. Earn more than you consume from the world and continue to buy as we can, and stay humble and stack sats. It’s really simple. I think a lot of the pessimism and just the capitulation when it comes to the energy of the industry is because there’s been such a stark rotation. So many early Bitcoin holders have realized some profits and that implies a lot of newer entrants at prices that are higher than we are now. If over half of Bitcoin holders are underwater, that’s going to, it’s going to feel a lot worse than it is.

Year over year, Bitcoin’s still up by a couple percentage points. If anything, we’re flat. This is not a catastrophe. Sam Bankman-Fried didn’t rob 10 billion dollars from all of us. We’re okay. I think the liquidity cycle is bottoming out and this is a great time to add. An emotional trader is the worst trader. Leave emotions to the bedroom and just focus on staying humble and hard work and conviction in moments like this.

Jeremy Szafron: Yeah, I mean on-chain data shows that whales are accumulating about 36,000 Bitcoin during the selloff. El Salvador just added another hundred million. We talked a little bit about Saylor there. I’m just curious because is this the first cycle where institutions kind of bought the top and the retail avoided the bottom?

Jack Mallers: I think that’s one of the coolest parts of Bitcoin’s story generally, is that institutions are forever buying the top because all of the individuals did buy what you’re calling the bottom. We were the first entrants into the market. If you think, I think that’s one of Satoshi’s greater innovations and achievements as the founder of this thing. If you think about it, if Satoshi would have said, “Hey, I found a way to solve a previously impossible computer science problem, and I need to distribute this thing to the world,” and he went to Goldman Sachs and IPO’d Bitcoin. Well, Goldman Sachs would have taken 25% of the supply and then a bunch of investment banks would have taken the rest and the people would have been shafted. And that’s kind of the classic story.

But instead, he used proof of work, used energy, used mining to distribute it to the people. He leaked it on a mailing list and said, “Hey, anyone in the world, use energy and go have it. Get after it. Use this thing.” And so it’s for that reason that institutions and governments combined, they don’t even own 10% of the supply of this thing. The people, the individuals own this and so institutions are forever buying the top of Bitcoin and that’s the coolest part.

Jeremy Szafron: Yeah. Well said. And you know what else they’re buying? The top of gold. And this is Kitco. And I just got to ask you, we’ll leave it on this because our time always goes fast. Jack, I mean, have you had any direct conversations this quarter with sovereign wealth funds or government treasuries about Bitcoin accumulation?

Jack Mallers: Yes, definitely. The interesting thing, gold has added many bitcoins worth of market cap to its market cap just this year. And the reason I give that context is gold is a far more mature asset. It’s usually referenced as such in how long it’s been around as a money or as a store of value, but also in the size of it. If you think of gold’s skeletal frame, it has the weight and the breadth to take on a trillion dollar allocation over the course of a year. Like China’s trade surplus was almost a trillion dollars in the calendar year of 2024. Gold has the skeletal frame to take on those inflows where Bitcoin is just too small.

So really what the adoption curve of Bitcoin is, how does it evolve and grow into the skeletal frame that can take on something like China’s trade surplus? Because at $2 trillion, China’s trade surplus last year was 50% of Bitcoin’s entire market cap. So right now I think sovereigns and endowments and pensions and public companies are really feeling out what’s the right way to allocate to this asset because there’s no question it’s been the best performing. There’s no question it has better properties. Like it’s scarcer. It’s easier to move. It’s easier to store. But the question is how does it become a $30 trillion asset? And those are the conversations that are had. Right allocation, right way to think about it. And I think you’re starting to realize that. I mean, seeing Harvard build the position it has is pretty validating.

On November 19, 2025, Jack Mallers also made the below communications on his X account and posted a segment of his interview with Kitco News.

Additional Information and Where to Find It

In connection with their pending business combination, Pubco and Twenty One have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which include a preliminary proxy statement of CEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Business Combination and certain convertible senior secured notes offering and common equity PIPE financings (the “PIPE Offerings” and, together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents have been mailed to shareholders of CEP as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. CEP and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This Report does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEP, TWENTY ONE, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The convertible notes of Pubco and the CEP Class A ordinary shares to be issued in the PIPE Offerings have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEP, Twenty One, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEP’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CEP’s securities are, or will be, contained in CEP’s filings with the SEC, including CEP’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEP’s shareholders in connection with the Proposed Transactions, including the names and interests of the directors and executive officers of CEP, Twenty One and Pubco, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

The information contained in this Report is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEP, Twenty One or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving CEP, Pubco and Twenty One, including expectations, intentions, plans, prospects regarding CEP, Pubco, Twenty One and the Proposed Transactions and statements regarding the anticipated timing of the completion of the Proposed Transactions, assets held by Pubco, use of proceeds and the satisfaction of closing conditions to the Proposed Transactions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEP’s securities; the risk that the Proposed Transactions may not be completed by CEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of CEP’s shareholders, or any of the PIPE Offerings; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CEP Class A ordinary shares or the shares of Class A common stock of Pubco, par value $0.01 per share (“Pubco Class A Stock”); the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; the outcome of any potential legal proceedings that may be instituted against CEP, Pubco, Twenty One or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that CEP, Pubco and/or Twenty One filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEP, dated as of August 12, 2024 and filed by CEP with the SEC on August 13, 2024, CEP’s Quarterly Reports on Form 10-Q, CEP’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and Twenty One and the Proxy Statement/Prospectus contained therein, and other documents filed by CEP, Twenty One and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CEP, Twenty One nor Pubco presently know or that CEP, Twenty One and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CEP, Twenty One and Pubco assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CEP, Twenty One nor Pubco gives any assurance that either CEP, Twenty One or Pubco will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by CEP, Twenty One or Pubco or any other person that the events or circumstances described in such statement are material.